November 3, 2009

Securities and Exchange Commission
Attention: Pamela A. Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83 BY TENNANT COMPANY

VIA EDGAR AND OVERNIGHT DELIVERY
Re:
Tennant Company
Registration Statement on Form S-3
Filed July 30, 2009
File No. 333-160887
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-16191

Dear Ms. Long:

Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated August 27, 2009.  This letter contains the responses to the Staff’s comments.  The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.  The Registration Statement on Form S-3 identified above is referred to in this letter as the “Registration Statement,” and the Registration Statement, together with the Form 10-K and Form 10-Q identified above are referred to in this as the “Filings.”

Registration Statement on Form S-3

Prospectus Cover Page

1.	Please add the information required by Item 501 of Regulation S-K, including the following:

•	the $175,000,000 aggregate amount of securities that may be offered by the company;
•	the name of the national securities exchange that lists your securities and the trading symbol for those securities; and

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•	a cross-reference to the risk factors section.

Response:  Amendment No. 1 revises the cover page of the base prospectus included in the Registration Statement to refer to (i) the $175,000,000 aggregate amount of securities that may be offered under the Registration Statement, (ii) the New York Stock Exchange, the national securities exchange which lists our common stock, and (iii) “TNC,” the listing symbol for our common stock.  For any offering of securities pursuant to the Registration Statement, the base prospectus included in the Registration Statement will be accompanied by a prospectus supplement relating to such offering.  Accordingly, we will disclose all applicable risk factors and include a corresponding cross-reference to such risk factors on the cover page of each prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) in connection with an offering of securities pursuant to the Registration Statement.

Table of Contents

2.	On either the inside front or outside back cover page of the prospectus, please provide a reasonably detailed table of contents as required by Item 502(a) of Regulation S-K.

Response:  For any offering of securities pursuant to the Registration Statement, the base prospectus included in the Registration Statement will be accompanied by a prospectus supplement relating to such offering.  We will provide a table of contents, for both the base prospectus and the prospectus supplement, on either the back cover page or front inside cover of each prospectus supplement filed with the Commission in connection with an offering of securities pursuant to the Registration Statement.

Where You Can Find More Information, page 2

3.	Please update this section to identify the company’s Form 10-Q for the quarter ended June 30, 2009 and any applicable Form 8-K.

Response:  Amendment No. 1 revises “Where You Can Find More Information” to identify all Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the Commission since the initial filing of the Registration Statement by us on July 30, 2009.  Further, we have (i) updated the disclosure under “Ratio Of Earnings To Fixed Charges” to reflect the nine months ended September 30, 2009 and filed a revised Exhibit 12(a) related thereto, and (ii) updated the information regarding our outstanding common stock and preferred stock disclosed under “Description of Preferred Stock” and “Description of Common Stock.”

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Description of Debt Securities — Book-Entry, Delivery and Form, page 13

4.
Please delete the statement in the first paragraph that you take no responsibility for the accuracy of the information you provide concerning DTC, Clearstream, and Euroclear.  We do not object to your statement on page 17 that you are not responsible for the performance of DTC, Euroclear or Clearstream of their obligations under the rules and procedures governing their operations.

Response:   Amendment No. 1 revises “Description of Debt Securities – Book-Entry, Delivery and Form” to delete the statement that we take no responsibility for the accuracy of the information we provide concerning DTC, Clearstream and Euroclear.

Item 16. Exhibits, page II-2

5.
We note that you have provided the Form T-1 undertaking set forth in Item 512(j) of Regulation S-K and that you are relying on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis.  Please include a reference to Exhibit 25 and the Form T-1 in the exhibit index and note that you will file the Form T-1 separately under the electronic form type “305B2.”  Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See Section 220.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Trust Indenture Act of 1939), which is available on our website at www.sec.gov.

Response:  Amendment No. 1 revises page II-2 of the Registration Statement, as well as the Exhibit Index, to add Exhibit 25 (Statement of Eligibility) and includes a corresponding footnote indicating that such Statement of Eligibility will be subsequently filed with the Commission on Form T-1 pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Exhibit 5(a) — Opinion of Faegre & Benson LLP

6.
Please revise the opinion to reflect in paragraph (iv) on page 1 and paragraph 5 on page 2 that the common stock has associated rights to purchase Series A Junior Participating Preferred Stock to be issued pursuant to a Rights Agreement dated as of November 10, 2006.

Response:  The Exhibit 5(a) opinion has been revised by Faegre & Benson LLP to reflect that our common stock includes the associated rights to purchase our Series A Junior Participating Preferred Stock.

7.	Please clarify in paragraph 4 on page 2 that the “Depositary Shares” will also be valid and binding obligations of the company.

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Response:  We supplementally advise the Staff that the Depositary Shares are not contractual obligations.  The Exhibit 5(a) opinion has, however, been revised by Faegre & Benson LLP to include an opinion that the depositary receipts evidencing the Depositary Shares will be valid and binding obligations of the Company.

8.
Counsel must opine on the laws of the state governing the indenture.  We note in the last paragraph on page 4 that the opinion references the laws of the State of New York, but only to the extent that counsel deems them “in our experience ...normally applicable to debt securities, equity securities and depositary shares of the type covered by the Registration Statement.”  Please delete this language and the last sentence of this paragraph as inappropriate.

Response:  The Exhibit 5(a) opinion has been revised by Faegre & Benson LLP to delete the phrase “in each case that, in our experience, are normally applicable to debt securities, equity securities and depositary shares of the type covered by the Registration Statement” as it relates to the laws of the State of Minnesota, the laws of the State of New York and the federal laws of the United States of America.  The Exhibit 5(a) opinion has also been revised by Faegre & Benson LLP to delete the assumption that the choice of New York law to govern the Indenture, each Deposit Agreement and each Debt Security will be upheld.  The Exhibit 5(a) opinion continues to contain an assumption that New York law will be chosen to govern each Deposit Agreement since a Deposit Agreement will only be prepared in connection with an offering and therefore the governing law of such Deposit Agreement will not be known until that time.

9.
Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing.  See Question 212.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at www.sec.gov.

Response:  We confirm that an updated and unqualified opinion of counsel will be filed with the Commission for each offering of securities pursuant to the Registration Statement, with such opinion confirming the legality of the securities being offered thereunder.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A — Risk Factors, page 4

10.
In future filings, please delete the second and third sentences in which you state that other unknown or immaterial risks may also impact your business and operations.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

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Response:  In future filings we will remove reference to unknown or immaterial risks from our risk factor disclosure and continue to disclose the material risks that impact our business.

Management’s Discussion and Analysis, page 9

Operating Expenses, page 11

11.
We note your discussion herein and Note 3 of the workforce reduction charge of $14.6 million in the fourth quarter of 2008.  This workforce reduction charge had impacts of 58% and 623% on annual 2008 net income and fourth quarter 2008 net loss, respectively.  Given the materiality of these charges, please tell us when management first contemplated the workforce reduction program.  Given that such important management decisions regarding business operations rarely develop in as little time as one quarter of a year, it appears that enhanced MD&A disclosures were warranted to clearly inform readers about the potential implications of these decisions.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  See the guidance in Sections 501.02 and 501.12.b.3 of the FRC, as well as in SAB Topic 5:P.4. Also, Section 216 of the FRC states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-of. This includes an obligation to provide information regarding the magnitude of exposure to loss.”  Please clarify for us why there was no specific, prior disclosure regarding these items in the September 30, 2008 Form 10-Q.

Response:  In our Item 1A – Risk Factors section on page 4 of our Form 10-K for the year ended December 31, 2007, which is referenced on page 25 of our Form 10-Q for the quarter ended September 30, 2008, we included as our number one risk “If the United States economy or global economies slow down, the demand for our products could decrease and our revenue may be adversely affected.” We further disclosed in this risk factor “If, as a result of general economic uncertainty or otherwise, companies reduce their spending levels, such a decrease in spending could substantially reduce demand for our products and services and negatively impact our operating results.” In addition, on page 24 of our Form 10-Q for the quarter ended September 30, 2008, we noted under the Other Matters heading, “As a result of this ongoing process to improve financial performance, we may incur restructuring charges in the future which, if taken, could be material to our financial results.” There was no specific, prior disclosure regarding our 2008 fourth quarter workforce reduction charge in our Form 10-Q for the quarter ended September 30, 2008 because we did not believe a workforce reduction would be a likely or necessary measure until we were well into the fourth quarter of 2008. For example, when we filed our Form 10-Q for the quarter ended September 30, 2008 on November 4, 2008, we did not anticipate we would have as significant of a decline in our sales volume as we subsequently experienced during the months of November and December 2008. Please note that on a year-to-date basis, through September 30, 2008, we had positive organic sales growth (excluding the impacts of acquisitions and foreign currency exchange) as compared to the prior year, and specifically for the third quarter

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ended September 30, 2008, we had positive organic sales growth of approximately 4% as compared to the prior year quarter. In October 2008, we experienced an organic sales decline of approximately 5% compared to October 2007. This coincided with the sudden global credit crisis and, at the time, there was no consistent consensus as to its duration or the extent of the impact on our business. However, in November 2008, we experienced an organic sales decline of approximately 24% compared to November 2007 and in December 2008 we experienced an organic sales decline of approximately 17% compared to December 2007. Accordingly, it was not until we started seeing the precipitous drop in orders in November 2008 that we first contemplated the workforce reduction program and realized that the program was reasonably likely to happen and that it would materially impact future operating results. Specifically, on November 12, 2008, a group of our senior management team first met to discuss the consideration of a workforce reduction as a necessary measure given our reduced sales levels experienced through this date. After this meeting, we started the internal process of identifying positions that could potentially be eliminated and also began considering how we would continue to run the business without these positions. Over the course of the next month, we compiled and finalized a list of potential positions to be eliminated and on December 16, 2008 our senior management team made the final changes and approved the list.  Upon completion of our plans and compilation of the impact, we filed an 8-K on December 17, 2008 announcing this action. The sudden, significant decline in sales volume in November and December of 2008 prompted us to swiftly develop and implement the workforce reduction program in order to rescale our business to better align it with the difficult economic environment.

12.
We also note the write-off of $1.8 million related to technology investments that will be replaced by new solutions.  Given that such write-off had material impacts on annual 2008 net income and fourth quarter 2008 net loss, please describe the nature of the technology investments, the reason(s) for the write-off, and how the new solutions will impact your future operating results and cash flows.

Response:  The technology investments written-off during the fourth quarter of 2008 were comprised primarily of internally developed computer software that was in the process of being designed to better capture, deliver and manage data associated with the use of our cleaning equipment. We had these costs in a Construction In Process account and were intending to capitalize them in accordance with SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” as this software was being developed for both internal needs as well as to provide customers with this data. In November 2008, in accordance with paragraph 10 of SFAS 86, we compared the unamortized capital costs to the net realizable value of this technology project. Because of the sudden significant deterioration in the economic environment, we reviewed all of our technology projects in order to identify those that were most critical with the highest probability of short term success.  Based on testing and project feedback received in the fourth quarter of 2008, we made the decision to

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abandon this data management technology project because the software and the related proposed service could not result in a cost-effective commercialization of this offering and therefore we wrote down our technology investments related to this project to its net realizable value in accordance with SFAS 86.  Given the total abandonment of the project, we wrote it down to zero. In addition, the positions held by employees working on this technology project were eliminated as part of the fourth quarter 2008 workforce reduction. Our new solution is expected to provide software and the related service which we anticipate will result in a cost-effective commercialization of the new solution; however due to economic constraints, at this time we have not yet begun to invest in this solution. We do not anticipate that the impact of this new solution will be material to our future operating results and cash flows.

Liquidity and Capital Resources, page 12

13.
You state on page 14 that you were in compliance with all debt covenants as of December 31, 2008.  We note, for example, your disclosure that your Credit Agreement initially contained a covenant requiring you to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.5 to 1, and to maintain an EBITDA to interest expense ratio of not less than 3.5 to 1.  In future filings, please disclose the actual ratios achieved for each financial covenant as of the most recent balance sheet date.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the FRC for guidance.

Response:  In future filings we will disclose the actual ratios achieved for each financial covenant as of the most recent balance sheet date.

14.
We note the Shelf Agreement entered into on July 29, 2009, as reported on page 25 of the June 30, 2009 Form 10-Q, contains representations, warranties and financial covenants.  Please tell us whether you expect to be in compliance with such financial covenants as of the remainder of 2009.

Response:  We expect to be in compliance with the financial covenants contained in the Shelf Agreement entered into on July 29, 2009 for the remainder of 2009.

Contractual Obligations, page 15

15.
We note interest on your Credit Agreement is not included in the table of contractual obligations.  Therefore, in future filings, please include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide

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appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response:  In future filings we will include information that quantifies the interest payments using the same time frames stipulated in the table and an appropriate disclosure with respect to our assumptions of our estimated variable rate interest payments.

4. Acquisitions and Divestitures, page 26

16.
You acquired Applied Sweepers on February 29, 2008 for a purchase price of $75.2 million in cash.  Please provide to us your calculation of significance for this acquisition under the investment, asset and income tests as prescribed in Rule 1-02(w) of Regulation S-X.

Response:   Please refer to the calculations below, all of which fell below the 20% significance level.

Investment Test
Applied Sweepers’ purchase price	$ 70,675,200
Tennant’s consolidated total assets	$382,070,000	=	18.5%

Asset Test
Applied Sweepers’ total assets	$ 23,088,192
Tennant’s consolidated total assets	$382,070,000	=	6.0%

Income Test
Applied Sweepers’ income from operations	$ 4,524,946
Tennant’s income from operations	$ 57,712,000	=	7.8%

The investment test calculation shown above is our original calculation which included estimated capitalizable costs as of the month following the acquisition. Please note that the final purchase price was actually $68.9 million.  The $75.2 million you referenced in your comment was inclusive of cash acquired of $6.2 million. We can confirm, however, that following the routine finalization of the acquisition transaction fees, the total purchase price including capitalizable costs and excluding cash acquired is still below the 20% significance level. In addition, please note that our 2007 income from operations was not more than 10% lower than the average of such consolidated income for the most recent five years and therefore our 2007 income from continuing operations was used in the Income Test calculation above.

We referred to the SEC Training Material, 2000 Edition (3/31/00), Topic Two: Other Financial Statements Required, I. Businesses Acquired or To Be Acquired, D. Measuring Significance, 3. (a) and (b) to determine that it was appropriate for us to use our financial information for the year ended December 31, 2007 for the

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calculations above as our acquisition of Applied Sweepers was made after our 2007 fiscal year end and our Form 10-K for the year ended December 31, 2007 was due before the due date of the Form 8-K for this acquisition.

15. Stock-Based Compensation, page 37

17.
We note your disclosure on page 38 that during 2008, the amounts expensed in 2006 and 2007 related to the 2006 performance share award were subsequently reversed due to the lack of achievement of the predetermined financial performance targets.  Similarly, on page 39 you state that during 2008, the amount expensed in 2007 related to the 2007 performance share award was subsequently reversed as you no longer deemed the achievement of the predetermined financial performance targets to be probable.  Please tell us and disclose in future filings to the extent material, the amounts reversed in 2008 related to both 2006 and 2007 performance share awards.

Response:  The amounts reversed in 2008 related to the 2006 and 2007 performance share awards were $1.7 million and $0.7 million, respectively. We will disclose these amounts in future filings.

18. Segment Reporting, page 39

18.
You state you aggregate your operating segments into one reportable segment. It is not clear to us how you have met the aggregation criteria set forth in paragraph 17 of SFAS 131.  Please identify for us and disclose in future filings your operating segments.  Please provide us with your analysis of paragraph 17 of SFAS 131 with reference to EITF 04-10.  For the similar economic characteristics criteria, please provide us with revenue, gross profit, gross profit margins, income from operations, and income from operations margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2008 and the six-month period ended June 30, 2009, to help us understand how the aggregated operating segments are economically similar.  Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Response:  SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” paragraph 10, states that an operating segment:

a)	engages in business activities from which it may earn revenues and incur expenses,
b)	has operating results which are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c)	for which discrete financial information is available.

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We are organizationally structured on a geographic basis and engage in business activities at a number of levels at which we earn revenues and incur expenses (criteria ‘a)’ above). Below our consolidated level, we recognize North America and International as our first level of geographic regions.  Below International, we recognize a second level of geographic regions including: Europe, Middle East and Africa (EMEA); Asia Pacific (APAC); and Latin America.  Below North America, EMEA and APAC we recognize another level of geographically based regions. In addition, discrete financial information is available at a number of levels within our organizational structure (criteria ‘c)’ above).

Criteria ‘b)’ above depends upon the identification of the function of the chief operating decision maker.

Paragraph 12 of SFAS 131 defines Chief Operating Decision Maker (CODM) as a function whose purpose is to allocate resources to, and assess the performance of, the segments of an enterprise. We believe that our CODM function is performed jointly by our CEO and CFO. This is based on the documents they each review as well as our current CEO’s and CFO’s significant interaction when it comes to allocating resources and assessing performance of our operating segments. In very basic terms, our CEO creates the business strategy and then our CEO and CFO function as a team, making decisions regarding allocating resources and assessing performance in a manner which executes the business strategy developed.

Documents regularly reviewed by our CODM function include our internal financial reporting packages as well as our business review meetings, both of which focus on results at the North America and International levels, with International results being separately reported at the EMEA (Europe, Middle East and Africa); Asia Pacific (APAC); and Latin America levels.

Based on the documents regularly reviewed by our CODM function, to make decisions about resources to be allocated to the segment and assess its performance, our operating segments are considered to be: North America, EMEA, APAC and Latin America. In future filings, we will disclose these operating segments in our Segment Reporting footnote.

SFAS 131, paragraph 17, states: “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.        The nature of the products and services
b.        The nature of the production processes
c.        The type or class of customer for their products and services

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d.        The methods used to distribute their products or provide their services
e.        If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our geographic operating segments are similar in each of the areas listed above. The nature of our products and services are the same for all geographic operating segments as our portfolio of products and the related services do not differ by operating segment. Our production processes are structured at the global level for cost efficiency purposes such that most products manufactured at one location are sourced to the rest of the world from that location. We do not generally duplicate production processes between geographic operating segments. We sell our product portfolio to building service contract cleaners, healthcare facilities, schools and local, state and federal governments in all geographic operating segments. In all geographic operating segments, we distribute our products and services through our direct sales and service organization and also through a network of authorized distributors worldwide. There is no significantly different or unique regulatory environment for any of our operating segments.

All of our operating segments have similar economic characteristics and therefore we do not believe that EITF 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” is applicable. Our key economic characteristic for comparing our operating segments is gross profit margin. Please note that our current internal structure and systems do not separate or allocate certain operating expenses (R&D, selling, general and administrative expenses) which are borne in one geographic operating segment but are related to another operating segment, including our corporate headquarters.  However, if allocation of such operating expenses were necessary to get to an operating profit margin, they would likely be made on a revenue basis and therefore the operating profit margin trend would not significantly differ from the gross margin trend shown in Exhibit A. Gross profit margin in a given geographic area will vary from time to time based on factors such as economic conditions, acquisitions, product launches, marketing campaigns, sales incentives, etc., however, as our products and services and the production process are the same worldwide, there are similar long-term average gross profit margins for our operating segments. In the future, we expect margins will continue to be similar between our operating segments due to company-wide efforts such as continued global sourcing of materials and manufacturing of products in the most advantageous geography to supply the rest of the business. Our consolidated gross profit margins for 2005 through 2008, as well as by operating segment, are presented in the table attached as Exhibit A.

Please note that historically we reported Europe and Other International internally and then recently in the last few years expanded Europe to include EMEA with APAC and Latin America combined as ‘Other International’. It is difficult, therefore, to obtain the detailed split between EMEA, APAC and Latin America

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prior to 2005, however, we do not believe the trends were significantly different than our more recent years.

19.
Please tell us what consideration you gave to reporting the amount of revenues for each product, e.g. large industrial motorized cleaning equipment, small commercial motorized cleaning equipment, parts, consumables, and specialty surface coatings. Refer to paragraph 37 of SFAS 131.

Response:  On page 21 of our Form 10-Q for the quarter ended June 30, 2009, we disclosed that our sales were comprised of a higher percentage of small commercial equipment that generally carries a lower margin than our large industrial equipment. This reference was in context to the shift in economic market conditions we experienced that resulted in abnormal changes in mix that impacted our overall gross profit margin. During this economic downturn, our customers’ ability to obtain credit for financing the purchase of our products has been constrained and therefore we have seen a more substantial decrease in our sales for our larger industrial equipment which is generally sold at a higher price point as many of our customers finance their purchases of this type of our equipment. In comparison, as most of our smaller commercial equipment is sold at a relatively lower price point, most of our customers do not finance the purchase of this smaller type of our equipment. During the 2008 fourth quarter there was a substantial decrease in the availability of credit in the market and in order to fully explain the change this was driving in our gross profit margin, we felt it was necessary to provide a more detailed level of information regarding these specific categories of our equipment than we normally do in our disclosures. As noted in our response to comment number 18 above, we are organizationally structured and manage our operations on a geographic basis and not on a product category basis. We expect when the economy recovers, our mix will return to more normal levels and this type of additional detail regarding mix will not be necessary. In accordance with paragraph 37 of SFAS 131, we have reported revenues from external customers for each group of similar products and services on page 40 in our Form 10-K for the year ended December 31, 2008.

Item 9A - Controls and Procedures, page 41

20.
We note that your chief executive officer and principal financial and accounting officer concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports you file or submit under the Exchange Act “...is communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  In future filings, if true, please insert the words “accumulated and” before the word “communicated.”

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Response: In future filings we will make the suggested wording changes to our controls and procedures disclosure, thereby confirming that information required to be disclosed in reports we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Proxy Statement on Schedule 14A filed March 20, 2009

Compensation Discussion and Analysis, page 13

21.
Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  In future filings, please describe in more detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response:  Our Compensation Committee applies the same compensation policies and decisions with respect to all of our named executive officers.  Specifically, as described on page 14 of the proxy statement under “Compensation Determination Process,” our Compensation Committee reviews the same survey data, uses the same comparator groups and applies the same policies when setting compensation for all of our named executive officers.  In applying these processes across executive officers, the compensation level for persons holding the chief executive officer position is higher than the compensation levels for other executive officers.  Executives who have responsibilities comparable to our chief executive officer typically have higher salaries, incentive targets and long-term incentives than other executive officers.  As a result, applying the same compensation policies to each named executive officer results in higher compensation levels for our chief executive officer.  The only difference in the compensation for our chief executive officer relates to a special performance share award he received in connection with his promotion to chief executive officer in 2005, which is discussed separately on pages 20-21 of the proxy statement.  To the extent our chief executive officer’s compensation in future years is based on policies or decisions that are materially different from the policies or decisions for our other executive officers, we will discuss the chief executive officer’s compensation separately in future filings.

22.
In future filings, please quantify for each executive officer the target and the actual corporate performance measures (i.e., the operating profit and operating cash flow) used to calculate the bonuses. Describe in detail how these measures were calculated and, if applicable, adjusted.

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Response:  In future filings that discuss periods where we paid out bonuses based on achievement of operating profit and operating cash flow, we will quantify the target and actual performance levels and describe how those measures were calculated, including any adjustments.  We have historically granted incentive awards based on economic profit performance, and have disclosed the target and actual performance levels of that metric for periods when incentive awards are paid out.  We will continue a similar practice in future filings, modified as appropriate to reflect our transition in fiscal 2009 to the use of operating profit and operating cash flow metrics.  Until the performance period is completed, we consider the target level of performance to be competitively sensitive information, but we will disclose the target and actual performance levels following completion of the performance period.

23.	In future filings, please analyze in greater detail how individual roles and performance (i.e., the qualitative factors) factored into the compensation amounts you disclose for each executive officer.

Response:  In future filings that disclose compensation based on individual roles and performance, we will disclose how these qualitative factors factored into the compensation amounts disclosed for each executive officer.

24.	In future filings, please describe in greater detail how the amount of stock and option awards was determined for each executive officer.

Response:  In future filings we will describe in greater detail how the amount of stock and option awards granted in a particular year was determined for  each named executive.

Security Ownership of Certain Owners and Management, page 34

25.
In future filings, please state that the shares listed in the table include shares the named persons or entities have a right to acquire within sixty days. See Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act.

Response:  In future filings we will disclose that the shares listed in the beneficial ownership table include shares the named persons or entities have a right to acquire within sixty days.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

6. Goodwill and Intangible Assets, page 9

26.
We note the $43.3 million goodwill impairment charge recorded in the first quarter of 2009. Please provide a description of the material assumptions used, including revenue growth rates, operating profit margins, terminal rates, and revenue or earnings multiples used, as applicable. Discuss how these assumptions

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changed from December 31, 2008. Provide an analysis of the sensitivity of the fair value estimates to specific assumptions, using alternative estimates based on other outcomes that are reasonably likely to occur and would have a material effect. For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit. Please disclose the factors that could result in additional impairment charges. Please provide us with an example of future disclosure. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:   Our SFAS 142 analyses for both December 31, 2008 and March 31, 2009 used a discounted cash flow model using business projections for the next seven years (2009-2015) with the remaining four fiscal years (2016-2019) modeled with a normalized long-term annual growth level. These financial projections for the years 2009 through 2019, did not change between our 2008 fiscal year end and our first quarter 2009 goodwill impairment analyses; however, the market price of our stock did significantly change between those periods. The decline in our stock price resulted in a market capitalization below book value for a number of weeks up to and including March 31, 2009, which was the event that triggered another goodwill impairment analysis for the first quarter of 2009.  Our 2008 fiscal year end analysis was based on a stock price of $18.25 and our first quarter 2009 analysis was based on a stock price of $12.10.  Even though our internal business financial projections did not change, the market viewed our business as having a higher risk profile as evidenced by the significant drop in our stock price.  This was reflected in our first quarter 2009 goodwill impairment analysis by using higher discount rates in our cash flow model and a lower terminal growth rate.  At year end 2008, we used a terminal growth rate of 3% and in our first quarter 2009 analysis we used a terminal growth rate of 2%, which we felt reflected the market’s new expectations of our terminal growth rate as of March 31, 2009 based on the decline in our stock price as of and leading up to March 31, 2009.

The methodology used to select the discount rates for each reporting unit was consistent between our year end 2008 and our first quarter 2009 goodwill impairment analyses, however due to market changes during first quarter 2009, the discount rates were increased in first quarter 2009 as compared to 2008 year end to reflect the market’s higher risk view of our business. The discount rates selected for each reporting unit took into consideration the Weighted Average Cost of Capital (WACC) plus an appropriate country risk and a company-specific risk premium for each reporting unit. The discount rates used were as follows:

TNC-0015

	Q1 2009 Analysis	Year End 2008 Analysis
North America	17%	14%
EMEA	18%	15%
APAC	19%	16%
Latin America	21%	20%

Please note the following disclosure found on page 28 of our Form 10-K for the year ended December 31, 2008:

“As of December 31, 2008, based upon our analysis, the estimated fair values of each of our reporting units exceeded their carrying amounts and therefore we have not recorded an impairment loss as of December 31, 2008.  However, as of December 31, 2008, our EMEA reporting unit had excess of fair value over its carrying amount of approximately 15%.  Goodwill for EMEA was $45,083 as of December 31, 2008.

Our market capitalization exceeds our carrying amount as of December 31, 2008.  However, in late February 2009, the price of our stock decreased to the point that our carrying amount exceeds our market capitalization.  If the price of our stock remains depressed or does not increase to the point that our market capitalization exceeds our carrying amount, we may be required to perform interim impairment tests on our Goodwill or other intangibles assets. There may be other triggering events that also indicate that the carrying amount may not be recoverable from future cash flows.  If we determine that any Goodwill or other intangible asset amounts need to be written down to their fair values this could result in a charge that may be material to our operating results and financial condition.”

Subsequent to our first quarter 2009 goodwill impairment charge, there was $19.0 million of goodwill remaining on our Balance Sheet. Refer to Exhibit B for further information regarding our excess fair value over carrying value for each reporting unit.  In the future, if we are in a situation where we have limited excess fair value over carrying value for one or more of our reporting units, we will disclose additional information at that time. Factors that could result in additional goodwill impairment charges include a significant, sustained decline in our stock price to the point that our market capitalization again exceeds our carrying amount, a significant economic downturn in either the North American or Latin American economies or other significant developments that would cause us to significantly decrease our long-term business projections for either our North America or Latin America business geographies.  Please note that since the first quarter 2009 goodwill impairment analysis, the APAC goodwill of $0.6 million has been assigned to the valuation of an acquired customer list per the routine finalization of the purchase accounting.

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Exhibit B to this letter contains information regarding excess fair value over carrying value and material assumptions for our year end 2008 and first quarter 2009 goodwill impairment analyses.

*           *           *           *           *

As specifically requested by the Commission, we acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•
The Action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•
We may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please contact me at (763) 540-1280.  Thank you for your time and consideration.  Please note that I recently married and changed my name from “Hoard” to “Wilson” in case you noted prior submissions under “Hoard.”

Sincerely,

Heidi M. Wilson
Vice President, General Counsel and Secretary

cc:	Tennant Company Audit Committee Jeff Haan, KPMG Sonia A. Shewchuk, Faegre & Benson LLP Dorine H. Miller, Securities and Exchange Commission Patricia Do, Securities and Exchange Commission

TNC-0017

EXHIBIT A

* Portions omitted pursuant to a request for confidential treatment pursuant to Rule 83 and filed separately with the Securities and Exchange Commission.

(In thousands of US dollars)

Nine Months Ended as of September 30, 2009
	North America	EMEA	APAC	Latin America	TOTAL
Net Sales	*	*	*	*	431,651

Gross Margin	*	*	*	*	177,712

Gross Margin %	*	*	*	*	41.2%

Year Ended December 31, 2008
	North America	EMEA	APAC	Latin America	TOTAL
Net Sales	*	*	*	*	701,405

Gross Margin	*	*	*	*	286,250

Gross Margin %	*	*	*	*	40.8%

Year Ended December 31, 2007
	North America	EMEA	APAC	Latin America	TOTAL
Net Sales	*	*	*	*	664,218

Gross Margin	*	*	*	*	278,984

Gross Margin %	*	*	*	*	42.0%

Year Ended December 31, 2006
	North America	EMEA	APAC	Latin America	TOTAL
Net Sales	*	*	*	*	598,981

Gross Margin	*	*	*	*	251,579

Gross Margin %	*	*	*	*	42.0%

Year Ended December 31, 2005
	North America	EMEA	APAC	Latin America	TOTAL
Net Sales	*	*	*	*	552,908

Gross Margin	*	*	*	*	234,864

Gross Margin %	*	*	*	*	42.5%

Year Ended December 31, 2004
	North America	EMEA	Other Int'l		TOTAL
Net Sales					507,785

Gross Margin					202,508

Gross Margin %					39.9%

4 Year Average (2005-2008)
	North America	EMEA	APAC	Latin America	TOTAL

Gross Margin %	*	*	*	*	41.8%

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EXHIBIT B

* Portions omitted pursuant to a request for confidential treatment pursuant to Rule 83 and filed separately with the Securities and Exchange Commission.

[*]

fb.us.4473168.03

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